SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange Act of 1934 For the fiscal year ended December 31, 1995

/_/ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____

                         Commission file number: 1-3122

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Ogden Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Ogden Corporation
                             Two Pennsylvania Plaza
                            New York, New York 10121

Financial Statements and Exhibits

a)    Financial Statements

                                                                      Page
                                                                      ----
      -     Independent Auditors' Report                              1

      -     Statements of Net Assets Available for Benefits
            as of December 31, 1995 and 1994                          2

      -     Statements of Changes in Net Assets Available
            for Benefits for the Years Ended
            December 31, 1995 and 1994                                3

      -     Notes to Financial Statements                             4 - 12

b)    Exhibits

      None

                                    Signature
                                    ---------

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Ogden Profit Sharing Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                      OGDEN PROFIT SHARING PLAN
                                      ADMINISTRATIVE COMMITTEE


                                      BY /s/ Robert M. DiGia
                                         -------------------
                                         Robert M. DiGia
                                         Chairman of the Ogden Profit
                                         Sharing Plan Administrative Committee


Date:  June 28, 1996

                         OGDEN PROFIT SHARING PLAN

                         Financial Statements for the
                         Years Ended December 31, 1995 and 1994, and
                         Independent Auditors' Report

                            OGDEN PROFIT SHARING PLAN

                                TABLE OF CONTENTS
- --------------------------------------------------------------------------------

                                                                         Page
                                                                         ----

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1995 AND 1994:

   Statements of Net Assets Available for Benefits                          2

   Statements of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                          4-12

INDEPENDENT AUDITORS' REPORT


Ogden Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Ogden Profit Sharing Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                  /s/ Deloitte & Touche, LLP



New York, New York
June 24, 1996

OGDEN PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                                                        1995           1994
                                                        ----           ----
ASSETS:

INVESTMENTS - Value of interest in master
  trust (Note 3)                                    $ 137,584,463   $113,432,020

RECEIVABLES:
  Employer contributions                                     --            1,517
  Employee contributions                                     --            5,395
  Other                                                    14,599          1,601
                                                    -------------   ------------

           Total receivables                               14,599          8,513
                                                    -------------   ------------

           Total assets                               137,599,062    113,440,533

LIABILITY - Contributions received in advance            (194,459)          --
                                                    -------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS (Note 4)          $ 137,404,603   $113,440,533
                                                    =============   ============

OGDEN PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

                                                       1995            1994
                                                       ----            ----
EARNINGS (LOSSES) ON INVESTMENTS (Note 5):
   Interest and dividends                         $   6,290,359   $   5,643,368
   Net realized and unrealized appreciation
     (depreciation)                                  15,640,550      (3,764,687)
   Administrative expenses                             (468,135)       (509,394)
                                                  -------------   -------------

            Net investment gain from master trust    21,462,774       1,369,287
                                                  -------------   -------------

CONTRIBUTIONS (Note 5):
  Employer                                            4,385,353       4,285,734
  Employee                                            9,496,020       9,158,972
                                                  -------------   -------------

           Total contributions                       13,881,373      13,444,706
                                                  -------------   -------------

DISTRIBUTIONS TO PARTICIPANTS (Note 5)              (11,380,077)     (9,690,097)
                                                  -------------   -------------

TRANSFER FROM OTHER PLANS (Note 5)                         --           475,241
                                                  -------------   -------------

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS    23,964,070       5,599,137

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR (Note 5)                        113,440,533     107,841,396
                                                  -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR (Note 4)                            $ 137,404,603   $ 113,440,533
                                                  =============   =============


See notes to financial statements.

OGDEN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1995 AND 1994
- --------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The accounting and reporting policies followed in the preparation of the financial statements of the Ogden Profit Sharing Plan (the "Plan") are in conformity with generally accepted accounting principles. The following is a description of the more significant of these policies:

     a. Investment Funds - During 1995 and 1994, the Plan included the following funds in which participants could elect to invest their Plan assets:

          o Equity Fund - Investments in a diversified portfolio of equity securities.

          o    Stock Fund - Investments in common stock of Ogden Corporation.

          o Fixed Income Fund - Investment contracts with insurance companies and banks which provide for a guaranteed return on principal invested over a specified time period.

          o Merrill Lynch Treasury Fund ("Treasury Fund") - Investments in U.S. Treasury bills and notes generally with maturities of one year or less.

          Effective October 1, 1994, the Plan announced the addition of the following funds in which the participants could elect to invest their funds:

          o Fidelity Magellan Mutual Fund ("Magellan Fund") - Investments in the Magellan Fund consisting primarily of common stocks and securities convertible to common stock, under the management of Fidelity Investments.

          o T. Rowe Price International Stock Fund ("International Fund") - Investments in the International Fund consisting of stocks of established, non-U.S. companies under the management of T. Rowe Price Associates.

          The Plan's beneficial interest in the Ogden Corporation Profit Sharing Group Trust (the "Trust") represents its share of the master trust assets held by The Bank of New York Trust Company as trustee (the "Trustee") for the benefit of various Ogden Corporation subsidiary plans. The common stock of Ogden Corporation held as a result of investments in the Stock Fund is held in safekeeping on behalf of the Trust at the Trustee.

          Shares in group trust funds are determined on the basis of the initial asset contribution to the Trust by each participating plan, adjusted for subsequent contributions, distributions and allocated income and realized and unrealized gains and losses. Allocations of income and realized and unrealized gains and losses are determined monthly on the basis of each plan's proportionate share in the Trust assets stated at fair value.

     b. Investment Valuation - Investments in securities listed on national securities exchanges are valued at the closing composite prices published for the last business day of the year. Other investments in securities are stated at fair value as determined by the Trustee. Investments in guaranteed investment contracts included in the Fixed Income Fund are stated at cost plus accrued income. Investments in the Treasury Fund are stated at cost plus accrued income which approximates fair value.

     c. Investment Transactions and Investment Income - Investment transactions are accounted for on the date purchases or sales are executed. Realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the Plan year. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants' accounts within the fund based on the participants' relative beginning balances.

     d. United States Federal Income Taxes - The Plan is intended to be qualified under section 401(a) and tax exempt under section 501(a) of the Internal Revenue Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated June 14, 1995. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code . Therefore, no provision for income taxes has been included in the Plan's financial statements.

     e. General - The financial statements are prepared in conformity with generally accepted accounting principles. These require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

2.   DESCRIPTION OF THE PLAN

     The following is a brief description of the Plan. Participants should refer to the Plan document for more complete information.

     a. General Information - The Plan is an employee savings plan providing for both employer and employee contributions. The Plan was established as the Ogden Food Service Corporation Saving and Security Plan by Ogden Food Service Corporation on January 1, 1982. The Plan was amended and restated effective January 1, 1991 to conform with the Tax Reform Act of 1986.

          Subsequently, the Company amended and restated the plan again to comply with the requirements of:

          o    The Omnibus Reconciliation Act of 1993

          o    The Unemployment Compensation Amendment of 1992

          o    Applicable revenue rulings and notices thereunder

          o    Miscellaneous administrative policies and procedures

          Other amendments have been made since the Plan's inception to reflect changes in the Plan name and participating Ogden subsidiaries and affiliates adopting the Plan. Participating companies in the Plan include:

          o    Ogden Services Corporation (the Sponsor of the Plan);

          o    Ogden Management Services, Inc.;

          o All subsidiaries and affiliates of the participating companies which adopt the Plan.

          Additionally, effective April 1, 1994, the Lenzar-Electro-Optics, Inc. Profit Sharing Plan was terminated and merged into the Ogden Profit Sharing Plan.

     b. Administration of the Plan - Administrative and Investment Committees are appointed by the Board of Directors (the "Board") of Ogden Services Corporation (the "Company") and serve as fiduciaries of the Plan. The Administrative Committee has responsibility for administering the Plan and the Investment Committee has responsibility for reviewing the performance of the Plan's investments. Costs related to the administration of the Plan may be paid out of Plan assets if the Company does not pay such expenses directly.

     c. Participation - Full-time employees of participating companies who are not covered under a collective bargaining agreement with a recognized union are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed twelve months of employment and 1,000 hours of service.

     d. Contributions - Participants may elect to contribute to the Plan from one to fifteen percent of their annual compensation on a pre-tax basis. For 1995 and 1994, participant pre-tax contributions could not exceed $9,240. The Company matches 100 percent of the first 3 percent of a participant's annual compensation for participants with one year of service who elect to contribute.

          A participant's elective contributions and Company contributions are invested, at the written election of the participant, in accordance with one of the following options:

          o    100 percent in one of the Investment Funds; or

          o in more than one Investment Fund allocated in multiples of five percent.

          If a participant does not make such a written election, he or she is deemed to have elected investment in the Treasury Fund.

     e. Loans to Participants - Loans are made to participants at a minimum of $500 and up to the lesser of fifty percent of the vested balance or $50,000 not to exceed the limitations of the Tax Reform Act of 1986. The terms of the loans are a minimum of 6 months and a maximum of 5 years or 60 months (10 year maximum on loans for a primary residence), in increments of 6 months. Participants are prohibited from borrowing funds accumulated in the Stock Fund. The interest rate charged is the Bank of New York prime rate plus 1 percent as of the first business day of each month.

     f. Vesting - Employees eligible to participate in the Plan on December 31, 1990 remain 100 percent vested in all past and future Company contributions. Employees eligible to participate in the Plan after December 31, 1990 become 100 percent vested in Company contributions after 5 years of service.

          Participant contributions are immediately 100 percent vested.

     g. Retirement Dates - A participant's normal retirement date is the participant's sixty-fifth birthday. A participant may elect early retirement at age 55 with 10 years of credited service.

     h. Amendment or Discontinuance of the Plan - The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company's contributions to the Plan. In no event shall assets of the Plan be used for any purpose other than to benefit participants or beneficiaries. In the event of the Plan's termination or discontinuance of contributions thereunder, the interest of each participant to benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable.

     i.   Form of Benefits - Benefits are paid in one lump sum.

3.   INVESTMENTS

     The following is a summary of the Trust's investments in the Trust, as prepared by the Trustee, and the Plan's beneficial interest in such investments at December 31, 1995 and 1994:

                                                                            1995               1994
                                                                            ----               ----
Investments at fair value as determined by quoted market price:
  Equity Fund                                                           $  54,095,203      $  37,946,807
  Stock Fund                                                               18,853,293         16,545,061
  Magellan Fund                                                            13,196,751          6,820,729
  International Fund                                                        6,154,320          4,948,943

Investments at contract value as determined by the Trustee:
  Fixed Income Fund                                                        54,508,160         53,151,736

Investments at estimated fair value as determined by the Trustee:
  Treasury Fund                                                             8,641,058          7,227,125
  Loan Fund                                                                 8,944,510          8,632,328
                                                                        -------------      -------------

Total Trust assets                                                      $ 164,393,295      $ 135,272,729
                                                                        =============      =============

Plan's beneficial interest therein (Note 4)                             $ 137,584,463      $ 113,432,020
                                                                        =============      =============

Plan's beneficial interest percentage                                           83.69%             83.85%
                                                                        =============      =============

Net realized and unrealized appreciation (depreciation)                 $  18,999,903      $  (4,163,963)
                                                                        =============      =============

Plan's beneficial interest therein (Note 5)                             $  15,640,550      $  (3,764,687)
                                                                        =============      =============

Interest and dividend income as determined by
  the Trustee                                                           $   7,396,282      $   6,558,453
                                                                        =============      =============

Plan's beneficial interest therein (Note 5)                             $   6,290,359      $   5,643,368
                                                                        =============      =============

Administrative expenses charged to the Trust                            $    (630,274)     $    (612,989)
                                                                        =============      =============

Plan's beneficial interest therein (Note 5)                             $    (468,135)     $    (509,394)
                                                                        =============      =============

The following is a summary of the Plan's beneficial interest in the cost of investments held by the Trust as of December 31, 1995 and 1994:

                                                   1995                 1994
                                                   ----                 ----
Equity Fund                                    $ 30,696,650         $ 26,303,613
Stock Fund                                       14,598,060           14,212,651
Fixed Income Fund                                46,112,703           44,598,698
Treasury Fund                                     7,282,094            5,933,219
Loan Fund                                         7,781,047            7,536,872
Magellan Fund                                     8,238,165            4,889,846
International Fund                                4,697,142            3,950,434
                                               ------------         ------------
           Total                               $119,405,861         $107,425,333
                                               ============         ============

Loans to participants at December 31, 1995 and 1994, which comprise the Loan Fund, are reported at cost which approximates fair value.

The Fixed Income Fund primarily invests in investment contracts providing a guaranteed return on principal invested over a specified time period. The crediting interest rates at December 31, 1995 and 1994 for the various investment contracts ranged from 4.75% to 8.25%. The average yields of the Fixed Income Fund for the years ended December 31, 1995 and 1994 were 6.37% and 5.95%, respectively. All investment contracts in the Fixed Income Fund are fully benefit-responsive and are recorded at contract value which equals principal plus accrued interest. The Fixed Income Fund balances at December 31, 1995 and 1994 were $54,508,160 and $53,151,736, respectively. If the investment contracts were reported at fair value, the December 31, 1995 and 1994 Fixed Income Fund balances would have approximated $55,994,751 and $51,781,618, respectively, and the Plan's beneficial interest therein would have approximated $47,370,326 and $43,449,057, respectively.

4.   ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS

     The following is a summary of the allocation by fund of net assets available for benefits at December 31, 1995 and 1994:

                                                                                   At December 31, 1995
                                                                             Fixed Income    Treasury                   Magellan
                                                Equity Fund    Stock Fund        Fund          Fund        Loan Fund      Fund
                                                -----------    ----------        ----          ----        ---------      ----
ASSETS:

INVESTMENTS - Value of Interest in
  master trust                                 $ 44,484,571   $ 17,618,334   $ 46,112,703   $ 7,282,094   $ 7,781,047  $ 9,630,374

RECEIVABLES:                                           --             --             --            --            --           --
  Employer contributions                               --             --             --            --            --           --
  Employee contributions
  Other                                               3,923          7,071           --             193         1,419        1,993
                                               ------------   ------------   ------------   -----------   -----------  -----------

           Total receivables                     44,488,494     17,625,405     46,112,703     7,282,287     7,782,466    9,632,367

TRANSFERS - Receivables (payables)
  from (to) other funds                            (165,199)      (116,198)       (90,311)       48,076       278,067       95,274
                                               ------------   ------------   ------------   -----------   -----------  -----------

           Total assets                          44,323,295     17,509,207     46,022,392     7,330,363     8,060,533    9,727,641

LIABILITY - Contributions received in advance        (1,307)        (2,417)      (190,525)         (193)         --            (16)
                                               ------------   ------------   ------------   -----------   -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS              $ 44,321,988   $ 17,506,790   $ 45,831,867   $ 7,330,170   $ 8,060,533  $ 9,727,625
                                               ============   ============   ============   ===========   ===========  ===========


                                                International
                                                     Fund           Total
                                                     ----           -----
ASSETS:

INVESTMENTS - Value of Interest in
  master trust                                  $   4,675,340   $ 137,584,463

RECEIVABLES:                                             --              --
  Employer contributions                                 --              --
  Employee contributions
  Other                                                  --            14,599
                                                -------------   -------------

           Total receivables                        4,675,340     137,599,062

TRANSFERS - Receivables (payables)
  from (to) other funds                               (49,709)           --
                                                -------------   -------------

           Total assets                             4,625,631     137,599,062

LIABILITY - Contributions received in advance              (1)       (194,459)
                                                -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS               $   4,625,630   $ 137,404,603
                                                =============   =============



                                                                                   At December 31, 1994
                                                                             Fixed Income    Treasury                   Magellan
                                                Equity Fund    Stock Fund        Fund          Fund        Loan Fund      Fund
                                                -----------    ----------        ----          ----        ---------      ----
ASSETS:

INVESTMENTS - Value of Interest in
  master trust                                 $ 31,489,608   $ 15,392,195   $ 44,598,699   $ 5,933,219   $ 7,536,872  $ 4,874,381

RECEIVABLES:
  Employer contributions                               --             --            1,517          --            --           --
  Employee contributions                               --             --            5,395          --            --           --
  Other                                                --           (2,136)         1,664          --           2,073         --
                                               ------------   ------------   ------------   -----------   -----------  -----------

           Total receivables                           --           (2,136)         8,576          --           2,073         --

TRANSFERS - Receivables (payables)
  from (to) other funds                              14,978        (83,797)      (192,130)      (13,091)      183,521       62,588
                                               ------------   ------------   ------------   -----------   -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS              $ 31,504,586   $ 15,306,262   $ 44,415,145   $ 5,920,128   $ 7,722,466  $ 4,936,969
                                               ============   ============   ============   ===========   ===========  ===========


                                                International
                                                     Fund           Total
                                                     ----           -----
ASSETS:

INVESTMENTS - Value of Interest in
  master trust                                  $   3,607,046   $ 113,432,020

RECEIVABLES:
  Employer contributions                                 --             1,517
  Employee contributions                                 --             5,395
  Other                                                  --             1,601
                                                -------------   -------------

           Total receivables                             --             8,513

TRANSFERS - Receivables (payables)
  from (to) other funds                                27,931            --
                                                -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS               $   3,634,977   $ 113,440,533
                                                =============   =============

5.   INFORMATION RELATED TO CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

      The change in net assets available for benefits, by fund, for the year ended December 31, 1995 and 1994, was as follows:

                                                                        Year Ended December 31, 1994
                                                                             Fixed
                                               Equity          Stock         Income       Treasury        Loan        Magellan
                                               Fund            Fund          Fund         Fund            Fund          Fund
                                               ----            ----          ----         ----            ----          ----
EARNINGS (LOSS) ON INVESTMENTS:
  Interest and dividends                    $  1,295,191   $  1,048,345   $  2,922,464   $   352,963   $   551,894   $    52,933
  Net realized and unrealized appreciation    11,175,196      2,189,228           --            --            --       1,882,738
  Administrative expenses                       (276,314)       (25,239)      (142,929)       (9,178)         --          (8,890)
                                            ------------   ------------   ------------   -----------   -----------   -----------

  Net investment gain from master trust       12,194,073      3,212,334      2,779,535       343,785       551,894     1,926,781

CONTRIBUTIONS:
  Employer                                     1,285,809        635,839      1,602,121       186,749          --         400,652
  Employee                                     2,651,284      1,242,865      3,262,218       836,821          --         910,914
                                            ------------   ------------   ------------   -----------   -----------   -----------

           Total contributions                 3,937,093      1,878,704      4,864,339     1,023,570          --       1,311,566

DISTRIBUTIONS TO PARTICIPANTS                 (2,678,454)    (1,826,610)    (5,041,166)     (687,203)     (634,076)     (329,838)

TRANSFERS FROM OTHER FUNDS                      (635,310)    (1,063,900)    (1,185,986)      729,890       420,249     1,882,147
                                            ------------   ------------   ------------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS               12,817,402      2,200,528      1,416,722     1,410,042       338,067     4,790,656

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                           31,504,586     15,306,262     44,415,145     5,920,128     7,722,466     4,936,969
                                            ------------   ------------   ------------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                               $ 44,321,988   $ 17,506,790   $ 45,831,867   $ 7,330,170   $ 8,060,533   $ 9,727,625
                                            ============   ============   ============   ===========   ===========   ===========


                                            International
                                                 Fund          Totals
                                                 ----          ------
EARNINGS (LOSS) ON INVESTMENTS:
  Interest and dividends                    $    66,569   $   6,290,359
  Net realized and unrealized appreciation      393,388      15,640,550
  Administrative expenses                        (5,585)       (468,135)
                                            -----------   -------------

  Net investment gain from master trust         454,372      21,462,774

CONTRIBUTIONS:
  Employer                                      274,183       4,385,353
  Employee                                      591,918       9,496,020
                                            -----------   -------------

           Total contributions                  866,101      13,881,373

DISTRIBUTIONS TO PARTICIPANTS                  (182,730)    (11,380,077)

TRANSFERS FROM OTHER FUNDS                     (147,090)           --
                                            -----------   -------------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                 990,653      23,964,070

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                           3,634,977     113,440,533
                                            -----------   -------------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                               $ 4,625,630   $ 137,404,603
                                            ===========   =============

                                                                           Year Ended December 31, 1994
                                                                                Fixed
                                                  Equity          Stock         Income       Treasury        Loan        Magellan
                                                  Fund            Fund          Fund         Fund            Fund          Fund
                                                  ----            ----          ----         ----            ----          ----
EARNINGS (LOSS) ON INVESTMENTS
  Interest and dividends                       $  1,284,790   $  1,000,913   $  2,622,010   $   224,078   $   477,913   $      --
  Net realized and unrealized depreciation         (343,326)    (3,236,442)          --            --            --         (15,466)
  Administrative expenses                          (290,379)       (39,805)      (163,819)      (13,382)         --            (981)
                                               ------------   ------------   ------------   -----------   -----------   -----------

  Net investment gain (loss) from master trust      651,085     (2,275,334)     2,458,191       210,696       477,913       (16,447)

CONTRIBUTIONS:
  Employer                                        1,431,035        764,158      1,680,316       301,617          --          60,247
  Employee                                        2,911,622      1,562,406      3,497,997       910,672          --         164,006
                                               ------------   ------------   ------------   -----------   -----------   -----------

           Total contributions                    4,342,657      2,326,564      5,178,313     1,212,289          --         224,253

DISTRIBUTIONS TO PARTICIPANTS                    (2,112,776)    (1,288,541)    (5,048,974)     (662,875)     (534,408)      (28,024)

TRANSFERS (TO) FROM OTHER FUNDS                  (6,612,351)    (1,418,030)      (900,251)     (609,512)    1,157,294     4,757,187

TRANSFERS (TO) FROM OTHER PLANS                     285,869         40,811         74,778        57,032        16,751          --
                                               ------------   ------------   ------------   -----------   -----------   -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                  (3,445,516)    (2,614,530)     1,762,057       207,630     1,117,550     4,936,969

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                              34,950,102     17,920,792     42,653,088     5,712,498     6,604,916          --
                                               ------------   ------------   ------------   -----------   -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                  $ 31,504,586   $ 15,306,262   $ 44,415,145   $ 5,920,128   $ 7,722,466   $ 4,936,969
                                               ============   ============   ============   ===========   ===========   ===========


                                                 International
                                                      Fund          Totals
                                                      ----          ------
EARNINGS (LOSS) ON INVESTMENTS                   $    33,664   $   5,643,368
  Interest and dividends                            (169,453)     (3,764,687)
  Net realized and unrealized depreciation            (1,028)       (509,394)
  Administrative expenses                        -----------   -------------

                                                    (136,817)      1,369,287
  Net investment gain (loss) from master trust

CONTRIBUTIONS:                                        48,361       4,285,734
  Employer                                           112,269       9,158,972
  Employee                                       -----------   -------------

                                                     160,630      13,444,706
           Total contributions
                                                     (14,499)     (9,690,097)
DISTRIBUTIONS TO PARTICIPANTS
                                                   3,625,663            --
TRANSFERS (TO) FROM OTHER FUNDS
                                                        --           475,241
TRANSFERS (TO) FROM OTHER PLANS                  -----------   -------------


NET INCREASE (DECREASE) IN NET                     3,634,977       5,599,137
  ASSETS AVAILABLE FOR BENEFITS

NET ASSETS AVAILABLE FOR BENEFITS,                      --       107,841,396
  BEGINNING OF YEAR                              -----------   -------------


NET ASSETS AVAILABLE FOR BENEFITS,               $ 3,634,977   $ 113,440,533
  END OF YEAR                                    ===========   =============

6.   EMPLOYEE WITHDRAWALS

     In accordance with the AICPA Audit and Accounting Guide "Audits of Employee Benefit Plans," at December 31, 1995 and 1994, employee withdrawal requests of $415,957 and $734,939, respectively, were not accrued.


                                  * * * * * *